EXHIBIT 99.1
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                                                           [GRAPHIC OMITTED]
                                                       [LOGO - ARC ENERGY TRUST]
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NEWS RELEASE
FOR IMMEDIATE RELEASE
JANUARY 3, 2006

        ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE JANUARY 2006
             INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

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CALGARY, JANUARY 3, 2006 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with
ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.83996 to 1.85382. Such increase will be effective on January 16, 2006.

The following are the details on the calculation of the Exchange Ratio:

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                                                           10 day Weighted                                              Exchange
                                         ARC Energy        Average Trading                       Effective Date         Ratio as
       Record Date          Opening        Trust           Price of AET.UN      Increae in           of the                of
       of ARC Energy       Exchnage     Distribution    (Prior to the end of     Exchange         Increase in          Effective
    Trust Distribution       Ratio        per Unit           the Month)          Ratio **        Exchange Ratio            Date
----------------------------------------------------------------------------------------------------------------------------------
    December 31, 2005       1.83996        $0.20               26.5567            0.01386       January 16, 2006       1.85382

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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer


     For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600                  Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9